Free Writing Prospectus (To the Prospectus dated March 31, 2009)	Filed Pursuant to Rule 433 Registration Statement No. 333-158319 July 30, 2009

ZIONS BANCORPORATION

5.35% Senior Medium-Term Notes due August 25, 2010

Final Terms and Conditions

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due August 25, 2010 (the “Notes”).

CUSIP	98970EAP4

Aggregate Principal Amount:	$5,106,000 of which $1,250,000 was sold pursuant to the auction, $38,000 was sold pursuant to the “Buy Today” feature and $3,818,000 was sold pursuant to the distribution agreement with Zions Direct.

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture. We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Final Auction Price:	98.700%

Final “Buy Today” Price:	100.000%

Issue Price for Tax Purposes:	100.000%

Initial Settlement Date:	August 4, 2009

Coupon:	5.35%

Interest Payment Dates:	Interest will be paid semiannually on August 25 and February 25, beginning on February 25, 2010, to holders of record as of the preceding February 11 and August 11, respectively.

Day Count:	30/360

Maturity:	August 25, 2010

Concurrent Offering:	Concurrently with the Notes being offering by this Term Sheet, Zions Bancorporation is offering its Senior Notes due August 25, 2011. Please see the related Term Sheet for more information.

Auction Agent:	Zions Direct, Inc.

Auction Agent Fee:	0.30% (The Auction Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through the Zions Direct auction platform.)

Distribution Agent:	Zions Direct, Inc.

Distribution Agent Fee:	0.30% (The Distribution Agent Fee will be paid only on the aggregate principal amount of Notes that are sold through Zions Direct under the distribution agreement and not on Zions Direct’s auction platform.)

Dealers Concession: 0.25% Reallowance: 0.20%

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by the Depository Trust Company, or DTC, and its participants.

Ratings:	On July 22, 2009, DBRS downgraded the ratings of Zions Bancorporation and placed the ratings on Negative trend. After giving effect to these actions, the ratings of our senior unsecured debt, including the Notes offered hereby, are as follows:

BBB (Rating Outlook Negative) (Fitch); BBB (low) (Trend Negative) (DBRS); and BBB- (Outlook Negative) (Standard & Poor’s).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Authentication / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on August 4, 2009, which is the third business day after the allocation of the Notes by our auction agent (the settlement cycle being referred to as T+3). You should note that if you purchase the Notes using the “Buy Today” feature or through the distribution agent, your settlement cycle may be longer than T+3. Trading in the Notes from the date of such purchase until settlement may be affected by this longer settlement cycle.

This Term Sheet contains selected information about the Notes subject to further description in the Prospectus and Prospectus Supplement. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Zions Bancorporation has filed a registration statement (Registration Statement No. 333-158319), including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus dated March 31, 2009 contained in that registration statement and the prospectus supplement dated April 21, 2009 and other documents Zions Bancorporation has filed with the SEC for more complete information about Zions Bancorporation and this offering. You may get these documents and other documents Zions Bancorporation has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Zions Bancorporation or a representative will arrange to send you the prospectus and other documents Zions Bancorporation has filed with the SEC if you request it by calling toll free (800) 524-8875.